# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ionetix Corp / DE /, CIK 0002108121
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3130 SOVEREIGN DRIVE, LANSING, Michigan (MI), 48911
Date of event which requires filing of this statement: 04/09/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000059478

## Reporting persons
- ELI LILLY & Co: type of reporting person: corporation (CO); citizenship or place of organization: Indiana (IN); sole voting power 8,411,397; shared voting power 0; sole dispositive power 8,411,397; shared dispositive power 0; aggregate amount beneficially owned 8,411,397 (7.9% of the class)

## Item 1. Issuer
Name of issuer: Ionetix Corp / DE /
Address of issuer's principal executive offices: 3130 SOVEREIGN DRIVE, LANSING, MICHIGAN, 48911.

## Item 2. Person Filing
Name of person filing: Eli Lilly and Company
Address of principal business office or, if none, residence:
Lilly Corporate Center
Indianapolis, Indiana 46285
Citizenship: Eli Lilly and Company is an Indiana corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,411,397
Percent of class: 7.98%
Sole power to vote or to direct the vote: 8,411,397
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: 8,411,397
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ELI LILLY & Co: /s/ Christopher Anderson, Vice President - Leader of Corporate Securities and Assistant Corporate Secretary (07/24/2026)